Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Pension Reserve Fund

During the three months ended March 31, 2021, no contributions to or withdrawals from the Pension Reserve Fund (“FRP”) were made. The FRP’s total assets as of March 31, 2021 were US$10,080.1 million. The Ministry of Finance made withdrawals from the FRP for an amount of US$1.5 billion on April 8, 2021 and for an amount of US$1.5 billion on June 8, 2021.

Economic and Social Stabilization Fund

During the three months ended March 31, 2021, no contributions to or withdrawals from the Economic and Social Stabilization Fund (“FEES”) were made. The FEES’ total assets as of March 31, 2021 were US$8,551.9 million. The Ministry of Finance made withdrawals for an amount of US$1.8 billion on April 22, 2021 and for an amount of US$2.0 billion on June 29, 2021.

E-1